
Alex Katz (b. 1927)
Katz's secondary market has been active since the late 1980s and has achieved it's top ten auction records in the last four years.
INVESTMENT THESIS
Initial Offering Price
$1,804,000
Offering Circular
sec.gov
Similar Sales
Record Price
Repeat Sales
$30m
$20m
$10m
01
04
07
10
13
16
19
22
Price Appreciation of Similar Works
12.8%
Sharpe Ratio (1996-2023)
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Alex Katz
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S&P 500
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Alex Katz

(b. 1927)

Why we like this offering

1. At 96 years old, Alex Katz is one of the most influential American figurative painters living today.
2. Alex Katz has achieved tremendous institutional and commercial success for his paintings and has been the subject of more than 250 solo exhibitions at galleries and museums around the world. Most recently, he was the subject of an eight-decade retrospective titled, Alex Katz: Gathering, at the Solomon R. Guggenheim Museum in New York from October 2022 to February 2023.
3. The Artwork is a prime example of Alex Katz's large-scale portrait paintings, which highlight contemporary fashion.
4. The Artwork was exhibited at the famous Marlborough Gallery, in an exhibition called, "A Tribute to Alex Katz" that ran from November 2022 through January 2023.
5. The Artwork is a large-scale triptych featuring individual close up portraits of three women wearing raincoats.
6. Auction records for artworks similar in scale and subject are led by The **Red Band** (1978), which sold for $3,166,000 at Sotheby's New York on October 28, 2020, **East Interior** (1978), which sold for $2,530,500 at Sotheby's New York on May 19, 2022, and **Rackstraw and Pamela** (1976), which sold for $2,470,000 at Sotheby's New York on May 19, 2022.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$17,614,968	76	$3,438,400

Turnover by Year


17.6M
13.2M
8.8M
4.4M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned


Sold
Unsold
85
63.75
42.5
21.25
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$1,804,000**
Offering Circular	sec.gov/edgar

Painting







About Alex Katz

Alex Katz (b. 1927, Brooklyn) is an influential American figurative painter notable for his portrayal of scenes from the daily life of his friends and family. Katz rejected the two major aesthetic styles of the time, avant-garde Modernism and Abstract Expressionism, and instead drew upon representational and colorful influences. The flattened portraiture style for which Katz is best known began to emerge around 1957 when he met Ada, his second wife and lifelong muse.

INVEST NOW

ALEX KATZ

b. 1970, UNITED STATES



$1,804,000
INITIAL OFFERING

12.8% ANNUAL APPRECIATION OF SIMILAR WORKS [1,2]	▲0.53 SHARPE RATIO[3]
13.3% RECORD PRICE GROWTH[4]	9.4% MEDIAN REPEAT SALE PAIR APPRECIATION[5]

Oil on canvas | 78 × 180 in. (198 × 457 cm.)

Katz is an influential American figurative painter notable for his portrayal of scenes from the daily life of his friends and family.

The Artwork is a prime example of Alex Katz's large-scale portrait paintings, which highlight contemporary fashion. Inspired by magazines, movie screens, and billboards, Alex Katz employs tight cropping and monochrome backgrounds in his portraits. The Artwork is a large-scale triptych featuring individual close up portraits of three women wearing raincoats. The two exterior portraits feature the same pale, blue-eyed woman with dark brown hair pulled back into a ponytail. In the far left painting, she wears a gray, red-lined raincoat and opens her lips to show her teeth in a gentle smile. While in the far right painting, she wears a bright blue, unlined raincoat and keeps her mouth closed as she smiles. In both portraits, her torso turns slightly to the left, and she clutches her coat closed at her chest. The light brown-eyed woman with short brown hair in the central portrait turns her head slightly in the opposite direction so her torso faces the viewer straight on. She wears a dark tan trench coat with a patterned fuchsia scarf peeking out from under the collar and a single dangling earring with a fuchsia gem. Auction records for artworks similar in scale and subject are led by The Red Band (1978), which sold for $3,166,000 at Sotheby's New York on October 28, 2020, East Interior (1978), which sold for $2,530,500 at Sotheby's New York on May 19, 2022, and Rackstraw and Pamela (1976), which sold for $2,470,000 at Sotheby's New York on May 19, 2022.

Alex Katz has achieved tremendous institutional and commercial success for his paintings and has been the subject of more than 250 solo exhibitions at galleries and museums around the world. Most recently, he was the subject of an eight-decade retrospective titled, Alex Katz: Gathering, at the Solomon R. Guggenheim Museum in New York from October 2022 to February 2023. His work is also held in over 100 prestigious public collections around the world, including the Hirshhorn Museum and Sculpture Garden in Washington, D.C., National Portrait Gallery in Washington, D.C, Los Angeles County Museum of Art, Metropolitan Museum of Art in New York, Museum of Modern Art, New York, The Brooklyn Museum, Philadelphia Museum of Art, Whitney Museum of American Art in New York, Fondation Louis Vuitton in Paris, the Metropolitan Museum of Art in Tokyo, Museo Nacional Centro de Arte Reina Sofía in Madrid, and Tate Gallery in London. Katz's secondary market has been active since the late 1980s and has achieved it's top ten auction records in the last four years, led by Blue Umbrella (1972), which sold for $4,151,368 (£3,375,000) at Phillips London on October 2, 2019, followed by The Red Band (1978), which sold for $3,166,000 at Sotheby's New York on October 28, 2020, and East Interior (1978), which sold for $2,530,500 at Sotheby's New York on May 19, 2022.

AS OF AUGUST 2, 2023, THE ARTIST'S TOP TEN AUCTION RECORDS HAVE ALL BEEN SET IN THE LAST THREE YEARS AND ARE LED BY "BLUE UMBRELLA I" (1972) WHICH SOLD FOR $ 4,151,368 AT PHILLIPS, LONDON ON OCTOBER 2ND, 2019, FOLLOWED BY "THE RED BAND" (1978) WHICH SOLD FOR $3,166,000 AT SOTHEBY'S, NEW YORK, ON OCTOBER 28, 2020, AND "EAST INTERIOR" (1979), WHICH SOLD FOR $2,530,500 AT SOTHEBY'S, NEW YORK, ON MAY 19, 2022.

AUCTION RESULTS FOR SIMILAR WORKS [1,2]



$4M
$3M
$2M
$1M
1989
1991
1994
1996
1999
2002
2004
2007
2009
2012
2015
2017
2020
2022

Alex Katz (b. 1927, Brooklyn, New York) is among the most famous living American artists best known for his dramatic large-scale figurative paintings. After a year-long tour in the U.S. Navy, Katz attended Cooper Union Art School in New York. He graduated in 1949 and received a scholarship to study at the prestigious Skowhegan School for Painting and Sculpture in Maine, where he developed a passion for plein-air painting. He was a member of the second generation of New York School painters and held his first solo exhibition at the Roko Gallery in 1954. In addition to his painting practice, the artist created numerous small collages of figures in landscapes from hand-painted colored paper in the 1950s. By 1959, he had begun painting his signature portraits of modern life with monochrome backgrounds and free-standing cutout portraits on wood and aluminum sheets. Influenced by contemporary advertising and popular culture, Katz incorporates fashion and dramatic cropping into his paintings. In the early 1960s, he designed sets and costumes for choreographer Paul Taylor, which sparked a career-long interest in painting dancers and models. From the late 1980s through the 1990s, Katz produced a series of up-close large-scale landscape paintings. He describes these works as "environmental," because his strategic use of perspective and cropping makes the viewer feel like they are inside the landscape. Katz received the John Simon Guggenheim Memorial Fellowship for Painting in 1972 and was inducted into the American Academy of Arts and Letters in 1988. In recent years, the artist has returned to portraiture, employing even tighter crops and more group portraiture. Since 2015, he has also integrated iPhone photography into his collage practice. As of August 1, 2023, Katz continues to live and work in New York City.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart below captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Alex Katz with the following criteria: paintings created between 1970 and 1995 of forward facing female or group portraits that feature clothing/fashion, larger than 60 inches by 90 inches, excluding nudes and Blue Umbrella #2 (1972) due to the overall desirability of the work. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. Since January 1, 2000, the realized prices comprised by this set of transactions have increased at an estimated 12.8% CAGR implied from selected sales occurring from May 14, 2002 to November 16, 2022. The realized prices comprised by the entire set of transactions have increased at an estimated 11.3% CAGR implied from selected sales occurring from February 23, 1990 to November 16, 2022.

3. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Alex Katz has a risk-adjusted appreciation of 0.53. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources.

4. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for a particular artwork. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Alex Katz have a record price compound annual growth rate ("CAGR") of 13.3% from May 9, 1984 to December 31, 2022. This calculation is based on (i) a record price of $28,000 on May 9, 1984, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $3,444,098, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

5. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Alex Katz is 9.4%, which is based on 40 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Alex Katz was May 5, 1989 and ending on the last date a repeat sale occurred for such artist, which in the case of Alex Katz was November 17, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.